WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000	NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

______________ GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) ______________ OF COUNSEL
WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

MAURA R. GROSSMAN

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA ______________ COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY AMANDA N. PERSAUD S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

January 27, 2016

VIA EDGAR

Ms. Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gaming and Leisure Properties, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 23, 2015

File No. 333-206649

Dear Ms. Barros:

On behalf of Gaming and Leisure Properties, Inc. (“GLPI”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to GLPI’s registration statement on Form S-4 filed with the Commission on December 23, 2015 (the “Registration Statement”) contained in your letter dated

January 22, 2016 (the “Comment Letter”), we submit this letter containing GLPI’s responses to the Comment Letter. In connection with this letter, GLPI is filing a second amendment to the Registration Statement (“Amendment No. 2”) on the date hereof.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

General

1.	We note that GLPI’s primary business consists of acquiring, financing, and owning real estate property to be leased to gaming operators in triple-net lease arrangements and that you will acquire Pinnacle’s real estate assets in the merger. Please tell us what consideration you gave to including additional property level disclosures for the properties you will acquire from Pinnacle, such as relevant operating data, both for any material properties and on a portfolio basis. Refer to Items 14 and 15 of Form S-11 as a guide.

Response: In response to the Staff’s comment, we respectfully refer the Staff to the property level disclosures and operating data included in Pinnacle’s Exchange Act reports incorporated by reference into the Registration Statement including, for example, the information provided within Item 1, Item 2 and Item 7 of Pinnacle’s Annual Report on Form 10-K.

GLPI has considered these disclosures and believes that, together with the description of the master lease and other disclosures regarding Pinnacle, the merger and the spin-off included in the Registration Statement, they satisfy the requirements of Items 14 and 15 of Form S-11 as applicable to the real property being acquired in the Pinnacle transaction.

GLPI additionally notes that Pinnacle’s real estate assets are being acquired on a portfolio basis, as the obligations of the tenant will be guaranteed both by the tenant’s ultimate parent company and all subsidiaries of the tenant that will operate the facilities leased under the master lease. A default by the tenant with regard to any facility will cause a default with regard to the entire portfolio. As a result, GLPI does not consider any particular property being acquired in the merger to be material to GLPI on an individual basis.

2.	It appears that Penn National Gaming, Inc. is a significant tenant. We note that Penn National Gaming, Inc. filed an Item 4.02 Form 8-K indicating that certain financial statements cannot be relied upon. In light of the foregoing, please tell us how you are able to provide investors with financial statements for your significant tenant.

Response: As discussed with the Staff, GLPI has considered the facts and circumstances of the Item 4.02 Form 8-K of Penn National Gaming, Inc. (“Penn”) and their potential implications for GLPI and the Registration Statement. As an initial matter, GLPI respectfully refers the Staff to the introductory commentary in Section 2340 of the Commission’s Financial Reporting Manual, which describes the rationale of requiring financial information with respect to a registrant’s significant lessees as follows:

“When a registrant has triple net leased one or more real estate properties to a single lessee/tenant (including in the capacity as co-lessee or guarantor), and such properties represent a “significant” portion of the registrant’s assets, an investor may need to consider the lessee’s financial statements or other financial information in order to evaluate the risk to the registrant from this asset concentration.”

GLPI believes that in performing the evaluation of Penn as a significant tenant contemplated by the above-quoted paragraph, Penn’s cash flows and leverage ratios under its debt instruments are the material financial indicators upon which GLPI’s investors rely (as indeed does GLPI itself, when it performs such an analysis for its own benefit). In that regard, GLPI refers the Staff to Penn’s disclosure in the Item 4.02 8-K (referring to Penn as the “Company” and the master lease with GLPI as the “Master Lease”) that:

Importantly, the adjustments to the financial statements will have no impact on the following key indicators of the Company’s performance:

•	The Company’s cash position;

•	The Company’s cash flows;

•	The Company’s leverage ratios under its senior credit facility and other debt instruments (as the terms of those obligations require the Master Lease to be treated as an operating lease regardless of the treatment required under GAAP (as defined below));

•	The Company’s revenues; or

•	The Company’s rental payments or other obligations under the Master Lease.

GLPI also believes that, notwithstanding the pending accounting restatement, investors continue in important respects to benefit from Penn’s status as a public company subject to the reporting requirements of the Exchange Act. For example, based upon the requirements of the Exchange Act (including applicable items of Form 8-K), Penn has provided investors with descriptions of the anticipated effects of the restatement on Penn’s financial statements and Penn’s anticipated timing and process to complete the restatement. Furthermore, Penn has continued to publicly report its financial results during the restatement in accordance with its normal course practice, including having scheduled an earnings release and conference call regarding its 2015 fourth quarter financial results for February 4, 2016.

Finally, GLPI respectfully submits to the Staff that a requirement for Penn to have completed its restatement in order for GLPI’s transaction with Pinnacle to proceed would impose a significant hardship on GLPI and Pinnacle by delaying, possibly materially, a transaction which both companies’ Boards of Directors have determined to be in the best interests of their respective shareholders. GLPI also notes that neither it nor Pinnacle have any control over Penn’s restatement process.

Accordingly, because (i) the accounting matters at issue in Penn’s pending restatement are not material to investors’ evaluation of Penn as a tenant of GLPI, (ii) investors have sufficient current financial information available to evaluate the risk to GLPI of having Penn as a significant tenant, (iii) Penn otherwise remains a public company subject to the reporting and other requirements of the Exchange Act with a publicly disclosed plan to regain full compliance therewith and (iv) a delay in the transaction would be contrary to investors’ interests without any material offsetting informational benefit, GLPI respectfully requests that the Staff concur in its belief that Penn’s pending restatement should not be an impediment to the effectiveness of the Registration Statement.

Summary

Financing of the Transactions, page 18

3.	Please revise your disclosure in this section and elsewhere in the registration statement, as applicable, to clarify which parties will be obligors under the Pinnacle Bridge Facility and the Pinnacle Takeout Facilities following the consummation of Pinnacle’s spin-off of OpCo.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 18, 101 and 138 of Amendment No 2.

Unaudited Pro Forma Combined Consolidated Financial Information, page 160

4.	Please tell us the terms of the lease that resulted in your determination that the lease of the building assets will qualify as a direct financing lease. Within your response, please tell us the authoritative accounting literature management relied upon in making this determination.

Response: In response to the Staff’s comment, GLPI refers the Staff to the authoritative guidance for lessors set forth in ASC 840-10-25 – Leases – Overall – Recognition – Lessors, and in particular the lease classification criteria in paragraph 840-10-25-1 thereof. Under this guidance, the lessor must classify a lease as one of the following: sales-type, direct financing, leveraged, or operating. In addition, there is specific guidance for leases involving real estate. The material aspects of the guidance upon which GLPI relied to determine that it had an operating lease for the land portion of the acquisition and a capital lease for the building portion are described below.

ASC 840-10-25-60 – 840-10-25-68 provides guidance regarding lessors’ accounting treatment for leases containing both land and buildings. GLPI first determined that the master lease does not meet the transfer of ownership criteria or bargain purchase option criteria set forth therein as the master lease contains no right or obligation to transfer the land and buildings to the lessee at the end of the lease term, nor a right for the lessee to purchase the land and buildings during or at the end of the lease term. Consistent with guidance from the above-referenced paragraphs, if the fair value of the land is 25% or more of the total fair value of the leased property at lease inception, the lessor shall consider the land and building separately for purposes of applying the lease term criterion in ASC paragraph 840-10-25-1(c) and the minimum lease payments criterion in ASC 840-10-25-1(d). GLPI obtained a draft third party valuation report on the real estate assets to be purchased from Pinnacle, which concluded the land’s fair value was in excess of the 25%, and therefore the land and buildings would be considered separately. The building element of the master lease does not meet the criteria in 840-10-25-1(d) as the present value of its portion of the minimum lease payments is less than 90% of the fair value of the leased property; however, the term of the lease as described below is equal to or in excess of 75% of the economic life of the buildings and therefore meets the criteria described in ASC 840-10-25-1(c).

Under ASC 840-10-25-68, if the building element of a lease meets either of the two lease-term criteria described above, (i) the building element shall be accounted for by the lessor as a direct financing lease, a leveraged lease or an operating lease as appropriate under ASC 840-10-25-43 and (ii) the land element of the lease shall be accounted for separately by the lessor as an operating lease.

ASC 840-10-25-1(c) provides that a lease is capital in nature if the lease term is equal to 75% or more of the estimated economic life of the leased property. The master lease will have an initial term of ten years with five five-year renewal terms. GLPI believes it is reasonably assured that all options to renew the lease will be exercised and thus concluded that the term of the master lease is thirty-five years. Therefore, in order for the lease to qualify for operating lease treatment, the economic lives of the individual leased properties must be equal to at least 46.67 years. As noted above, GLPI obtained a third party draft valuation, which concluded that the economic lives of the individual building assets ranged from 32 to 44 years, i.e., less than the 46.67 years. GLPI therefore has concluded that the land portion of the lease shall qualify for operating lease treatment, while the building portion of the lease shall be classified as a capital lease.

ASC 840-10-25-43 provides further clarifying guidance on how a lease that meets any of the criteria in ASC 840-10-25-1 and both of the criteria in ASC 840-10-25-42 should be treated. Set forth below is a summary of GLPI’s analysis determining that the master lease should be accounted for as a direct financing type lease, with the applicable guidance from ASC 840-10-25-43 set forth in italics followed by GLPI’s application thereof to the master lease.

b. Direct financing lease. A lease is direct financing lease if it meets all of the following conditions:

1. It meets any of the criteria in paragraph 840-10-25-1 and both of the criteria in the preceding paragraph (840-10-25-42).

GLPI determined that (i) the lease meets the lease term criteria in ASC 840-10-25-1, as the 35-year lease term exceeds 75% of the leased assets’ estimated economic life and (ii) the criteria under ASC 840-10-25-42 are met because (a) the collectability of the minimum lease payments is reasonably predictable and (b) no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.

2. It does not give rise to manufacturer’s or dealer’s profit (or loss) to the lessor.

GLPI determined that the lease does not give rise to manufacturer’s or dealer’s profit (or loss) to GLPI, as GLPI will purchase the assets at fair value and also record them on its book at fair value.

3. It does not meet the criteria for a leveraged lease in (c).

GLPI determined that the lease does not meet the criteria for a leveraged lease as it involves only two parties, the lessor and lessee.

GLPI has therefore concluded that the building component of the master lease shall qualify for direct financing lease treatment and as such will record an investment in direct financing lease on its balance sheet at the onset of the master lease.

*        *        *         *        *        *

In the event that GLPI requests acceleration of the effective date of the Registration Statement, as amended, GLPI acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GLPI from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GLPI may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1364 or by email at GEOstling@wlrk.com.

Sincerely,

/s/ Gregory E. Ostling
Gregory E. Ostling

cc:    Brandon J. Moore, Gaming and Leisure Properties, Inc.

Daniel A. Neff, Wachtell, Lipton, Rosen & Katz

Stephen F. Arcano, Skadden, Arps, Slate, Meagher & Flom